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                             May 27, 2020

       Jason Dubinsky
       Chief Financial Officer
       Morningstar, Inc.
       22 West Washington Street
       Chicago, IL 60602

                                                        Re: Morningstar, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 000-51280

       Dear Mr. Dubinsky:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 8. Financial Statements and Supplementary Data
       Notes to Consolidated Financial Statements
       6. Segment and Geographical Area Information, page 86

   1. We note from your disclosure on page 11 that your current business model consists of selling products and
services within following three major categories: Licensed-based,
                                                        Asset-based, and
Transaction-based (each of which represent more than 10% of total revenues). We also note
from Question 3 in the 8-K dated March 13, 2020 that you
                                                        discuss operating
margins for these categories. Provide us with your analysis supporting your conclusion that a
single reportable segment is appropriate pursuant to the
                                                        requirements of ASC
280. Please address the following in your response:
                                                          We understand that
certain of your major products and services have separate chief executive
officers, heads, and presidents, etc. Tell us how you define your Chief
                                                             Operating Decision
Maker ("CODM"), for example, an individual or group.
 Jason Dubinsky
Morningstar, Inc.
May 27, 2020
Page 2
              Explain to us the key measures the CODM uses in assessment of performance and allocation of resources. Tell us if you provide detailed operating margin information, other than at the consolidated level, (e.g., at the major category level, as referenced above or for your major products and services) to the CODM.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Lory Empie,
Staff Accountant at 202-551-3714 with any questions.



FirstName LastNameJason Dubinsky                               Sincerely,
Comapany NameMorningstar, Inc.
                                                               Division of
Corporation Finance
May 27, 2020 Page 2                                            Office of
Finance
FirstName LastName